Exhibit 21.1

List of Subsidiaries

Subsidiary	Jurisdiction of Incorporation
Nihon RadiSys K.K.	Japan
RadiSys Systems Equipment Trading (Shanghai) Co. Ltd.	China
RadiSys (Malaysia) Sdn. Bhd.	Malaysia
RadiSys Canada ULC	Canada
RadiSys UK Limited	United Kingdom
RadiSys Convedia (Ireland) Limited	Ireland
RadiSys Ireland Limited	Ireland
RadiSys GmbH	Germany
RadiSys B.V.	Netherlands
RadiSys Israel Ltd.	Israel
RadiSys Korea Ltd.	South Korea
RadiSys Poland sp. z o.o	Poland
Continuous Computing Corporation	Delaware
Continuous Computing India Private Limited	India
Continuous Computing Japan K.K	Japan
Continuous Computing China Technologies (Shenzhen) Co., Ltd.	China
Continuous Computing Europe Limited	United Kingdom
Continuous Computing Spain S.L.	Spain
Continuous Computing Cayman Limited	Cayman Islands
Continuous Computing Korea LTD.	South Korea